EXHIBIT 12

FIRSTENERGY CORP.
CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30
	2014	2013
	(Dollars in millions)
EARNINGS AS DEFINED IN REGULATION S-K:
Income from continuing operations	$186	$24
Interest and other charges, before reduction for amounts capitalized and deferred	527	514
Capitalized interest	(40)	(34)
Provision for income taxes	74	52
Interest element of rentals charged to income (1)	47	49
Earnings as defined	$794	$605

FIXED CHARGES AS DEFINED IN REGULATION S-K:
Interest before reduction for amounts capitalized and deferred	$527	$514
Interest element of rentals charged to income (1)	47	49
Fixed charges as defined	$574	$563

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES	1.38	1.07

(1)	Includes the interest element of rentals where determinable plus 1/3 of rental expense where no readily defined interest element can be determined.

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